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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2005

                         Commission File No. 000-27476
                                             ---------

                          CoolBrands International Inc.
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                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [ ] Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COOLBRANDS INTERNATIONAL INC.


Date: September 9, 2005                  By: Aaron Serruya
                                             -----------------------------------
                                             Name: Aaron Serruya
                                             Title: Executive Vice President




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                                INDEX TO EXHIBITS

99.1 Form 51-102F3 Material Change Report

99.2 Integrated Brands Inc., Swensen's, Inc., Swensen's Ice Cream Company and The Chase Manhattan Bank - Fourth Amendment dated as of September 20, 2000 to Loan Agreement dated as of December 23, 1994

99.3 Loan Agreement dated as of September 20, 2000

99.4 Promissory Note dated March 25, 2005

99.5 Security Agreement

99.6 Loan Agreement between Americana Foods Limited Partnership and Regions Bank dated November 19, 2002

99.7 Amendment to Loan Agreement between Americana Foods Limited Partnership and Regions Bank dated June 26, 2003